FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
MIND Will Report Q1 2010 Results on May 6, 2010
*New Win and Enhancements. Dated April 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND Will Report Q1 2010 Results on May 6, 2010 *New Win and Enhancements

Exhibit 1

MIND Will Report Q1 2010 Results on May 6, 2010
*New Win and Enhancements

Yoqneam, Israel, April 13, 2010-MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, will release financial results for its first quarter 2010 on Thursday, May 6, 2010, before market open.

Based upon preliminary information:

  Revenue for the first quarter of 2010 is expected to show sequential growth and an increase of more than 20% over the first quarter of 2009.
  Cash position as of March 31, 2010 is expected to be around $20.5 million.

New Wins
In the first quarter MIND secured one new customer, as well as one major upgrade and one major enhancement with two existing customers.

The new win is an entry-level project with a start up company providing VoIP services for the mobile IP industry.

The upgrade is with a US mobile carrier that has been running its operations based on our billing solutions since 2006. This carrier succeeded in increasing its business and we supported this growth, first for the postpaid model and later for its prepaid customers as well. The current upgrade follows the successful implementation of MIND's prepaid module in 2009 and will enable additional mobile services.

The major functionality enhancement is with our largest Eastern European customer that has since 2007 gradually built a mobile operation based on our billing solution. This customer is now adding 3G services based on UMTS and GPRS in addition to the CDMA network. MIND also supports with its end-to-end billing solution the wireline operation that services over one million subscribers. Lately we completed the migration from different platforms into the MIND convergent platform that includes support for wireline, wireless, broadband and IP services.

Monica Iancu (formerly Monica Eisinger), Chairperson and CEO, commented: "We are proud of our execution in the first quarter that includes the completion of important milestones in different projects that are in the process of implementation, and again of our outstanding positive cash flow from operating activities. We are extremely pleased with the enhancements we win with our customers. We believe it is the best proof of customer satisfaction and that it strengthens our ongoing relationship. Our technical teams, both development and support, are to be praised for their great work."

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com